[Missing Graphic Reference]	FIRST NATIONAL	Tel. (570) 346-7667
Fax (570) 348-6454
	COMMUNITY BANCORP, INC.	http://www.fncb.com
E-mail fncb@fncb.com
and Subsidiary, FIRST NATIONAL COMMUNITY BANK

June 29, 2010

Brittany Ebbertt
Staff Accountant
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:           First National Community Bancorp, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Form 10-Q for Fiscal Quarter Ended March 31, 2010
File No. 333-24121

Dear Ms. Ebbertt:

In response to your comment letter dated June 8, 2010 concerning the above referenced filings for First National Community Bancorp, Inc. (the “Company”), the requested information is submitted below.  We respond to your comments in the order presented in your comment letter.

Form 10-Q for the Quarter Ended March 31, 2010

Item 2 - Management’s Discussion and Analysis of Financial Condition and Results of Operations

Impairment of Investment Securities, page 15

1.
We note your revised disclosure beginning on page 17 and response to prior comment 7 of our letter dated January 8, 2010.  You disclose that in order to determine the future default and severity assumptions used in your other-than-temporary-impairment (OTTI) analysis for your private label collateralized mortgage obligations (CMOs), you review the individual loans that provide the underlying collateral for each security. Please tell us the future default and severity assumptions you used in your OTTI analysis for each security as of March 31, 2010.

Management’s Response:

Future default and severity assumptions are determined by analyzing each security and liquidating all 60+ day delinquent loans and realize losses at current 3-month trailing severities.

	60-89	90+	Fore-		1 Mo	2 Mo	3 Mo
	Days	Days	closure	REO	Severity	Severity	Severity
Description	Deliq	Deliq
RAST 2006-A10 A5	5.12%	8.29%	13.72%	2.87%	100%	21.6%	55.66%
RAST 2006-A8 2A2	3.79%	6.87%	12.83%	3.40%	64.8%	54.98%	50.75%
CWALT 2007-7T2 A12	4.12%	18.76%	13.69%	1.65%	22.65%	59.06%	61.44%
RALI 2006-QS 16 A10	3.39%	9.03%	17.29%	1.75%	53.97%	59.21%	67.94%
RALI 2006-QS4 A2	4.60%	7.09%	11.62%	0.80%	54.06%	57.44%	44.98%
HALO 2007-1 3A6	2.10%	10.86%	6.87%	0.85%	43.65%	36.25%	62.32%
WMALT 2006-2 2CB	2.34%	9.71%	11.00%	1.88%	24.82%	24.28%	24.27%
PRIME 2006-1 1A1	0.48%	8.79%	5.71%	1.62%	28.4%	60.0%	72.33%

2.
We note your response and revised disclosure on page 20 to prior comment 11 of our letter dated January 8, 2010 related to the discount rate used for your OTTI analysis.  You state that the discount rate was calculated by adding the discount margin at the time of the purchase (based on the original purchase price) to the appropriate 3-month LIBOR forward rate obtained from the forward LIBOR curve.  Please tell us in greater detail how you determined this method is in accordance with ASC Topic 325-40-35.

Management’s Response:

The discount rate approach used is consistent with the effective yield method (ASC Topic 325-40-35).  The effective yield for a floating rate security is the original discount margin plus the underlying index.  Our OTTI approach calculates a present value of future cashflows discounted at the effective yield.  We believe that this approach has the effect of preserving the original effective yield since the rate that equates the future projected cashflows with the present value (or book value) is equal to the effective yield.  Every quarter, we calculate the present value of the expected future cashflows at the effective yield and reduce the book value to that amount if it is less than the current book value.

3.
We note from your response to prior comment 11 of our letter dated January 8, 2010 that the discount rate used to for the valuation of your TRUPs CDOs is a 3-month LIBOR (USD) plus 200 basis points.  In addition, we note from your fair value disclosures in Note 17 of your Form 10-K for the year ended December 31, 2009 that this discount rate is “highly dependent upon the credit quality of the collateral, the relative position of the tranche in the capital structure of the CDO and the prepayment assumptions.”  Please tell us how you considered the above factors in your determination to use the same discount rate for each security’s valuation.

Management’s Response:

The valuations are calculated in two steps.  The first step is to evaluate the credit quality of the collateral and the deal structure.  This process produces a set of expected cash flows that have been adjusted for expected credit events (this is the credit component of the discount rate).  These expected cash flows are then discounted at 3-month LIBOR plus 300 basis points (a risk free rate plus a premium for liquidity) to produce a discounted cash flow valuation.  The discount rate is all-inclusive since it includes the risk free rate, a credit component, and a spread for illiquidity.

4.
We note from your response to prior comment 8 of our letter dated January 8, 2010 that you considered the specific collateral (banks) underlying each individual security, actual defaults/deferrals, and future loss estimates in your determination of these assumptions.  However, your tabular disclosure on page 21 reflects an “expected annual deferrals/defaults as a percent of performing collateral” of 0.375% for each of your pooled trust preferred securities.  Given the fact that you state you review the specific collateral (individual bank trust preferred) underlying each individual pooled security and the fact that the securities have different classes, ratings, number of performing issuers and actual deferral/default rates, it would seem that the expected deferral/default rate would vary by security.  It would not be appropriate to use the same expected deferral/default assumption in your other-than-temporary analysis for all of your trust preferred securities without consideration for the individual bank collateral of pooled securities.  Please revise your disclosure in future filings accordingly.  Conversely, provide us with your analysis of the individual bank collateral within the pools, and explain how you arrived at identical expected deferral/default rates as a result of your consideration of the individual bank collateral.

Management’s Response:

Going forward with future filings, we will add an additional analysis to review expected future deferral/default rates for each security.  This bottom-up analysis will review the individual bank collateral by each bank’s Texas ratio with a default failure rate for each bank that exceeds the target ratio.  This analysis will provide varying deferral/default rates as it will be customized to the individual banks in each pool.

5.
We note your response to prior comments 4 and 15 of our letter dated January 8, 2010, including your policy that you do not write-down impaired loans until you receive certified appraisals and that you restated your 2009 quarterly financial information to recorded the $2 million write-down on a loan in the first quarter 2009 based on a Broker Price Option you held on file as of March 31, 2009 based solely on your desire to abide by the request of your regulators.  Paragraph 37 of ASC 310-10-35 requires that you adjust the valuation of an impaired loan subsequent to the measurement date if there is a significant change in the underlying collateral.  Please address the following:

a.
Revise future filings to disclose your policy with respect to consideration of changes in the valuation of impaired loans subsequent to period end but prior to issuance of your financial results.  Please note that consideration of subsequent changes in valuation, such as a Broker Price Option, is required under both banking regulatory guidance and GAAP.

b.
Tell us why you do not consider Broker Price Options to be reliable support for a change in value of an impaired collateral-dependent loan.  Also, please tell us whether your regulator told you to consider Broker Price Options as reliable support going forward.

c.
Tell us if there were any certified appraisals, Broker Price Options or other valuation support received subsequent to March 31, 2010 but prior to the issuance of your Form l0-Q which you used to record significant adjustments to impaired loan balances.  If so, please tell us the amount of the adjustments.

Management’s Response:

a.           The Company’s policy when evaluating impaired loans is to utilize all available information in its period end calculations to determine changes in the valuation of these loans, if this information is obtained subsequent to period end but prior to issuance of the Company’s financial results.  The Company’s future filings will note this accordingly.

b.           The Company historically has not utilized broker price opinions (“BPO’s”) as a reliable source for the change in value of impaired loans, as these have not been available for an impaired loan.  For impaired loans, the Company’s policy has been to receive updated appraisals, at a minimum, on an annual basis.  The impaired loan in question, which resulted in the restatement during the first quarter of 2009, was a participation purchased in an out of area loan, with the lead financial institution headquartered in Minneapolis, Minnesota.  The Company has historically participated in loans with other financial institutions, the majority of which have been loans originated by financial institutions located in the Company’s general market area.  However, during the past 6 years, the Company has participated in seven (7) commercial real estate loans with this Minnesota financial institution.  The majority of these loans were for out of market commercial real estate projects.  Two (2) projects were located in Pennsylvania, one (1) project was located in New York and the remaining four (4) projects were located in Florida.  The Company’s original aggregate commitment for these various loans totaled approximately $34 million.  Two of these loans, one local Pennsylvania project and the New York project, have been paid in full.  During 2009, the Company recognized charge offs in excess of $11.3 million against the four Florida credits.  The Company continues to feel that appraisals are the most reliable valuation source for impaired loans but does recognize that the valuation provided by BPO’s, if available, must be utilized in determining the change in value of impaired loans.  The Company’s external banking regulators communicated to the Company that BPO’s are a reliable source of value but not the only source.  Additionally, the Company continues to utilize letters of intent, executed agreements of sale and other reliable valuation sources in determining the change in value of impaired loans.

c.           The Company did not receive any certified appraisals, BPO’s or other valuation support subsequent to March 31, 2010, but prior to issuance of its Form 10-Q.

6.
Further, since your current policy of recording a write-down on an impaired loan only after receipt of a certified appraisal does not appear to comply with ASC 310-10-35 and regulatory guidance, this would appear to qualify as a material weakness in internal control over financial reporting.  Please revise future filings to provide disclosures related to this apparent material weakness, remediation efforts you made to improve internal controls over financial reporting to ensure your policy is consistently applied and in compliance with GAAP, and any specific changes made to your internal control over financial reporting.

Management’s Response:

The Company has revised its policies and procedures to include an enhanced impairment measurement process.  The current procedure of recording the downward adjustment and write-down or allocation of an impaired loan is to utilize a variety of valuation sources, including, but not limited to, certified appraisals, BPO’s, letters of intent and executed agreements of sale.  It is the Company’s preference to utilize certified appraisals, but the other valuation sources are utilized when available and appropriate.  It is the Company’s opinion that this procedure is in compliance with ASC 310-10-35 and regulatory guidelines, and as such, a material weakness in internal control over financial reporting does not exist.  Our system is properly designed, it has sufficient checks and balances and the controls are operated by highly experienced banking personnel with appropriate authority.  The Company’s future filings will be revised to include this information accordingly.

Asset Quality, page 22

7.
We note that your response to prior comment 13 of our letter dated January 8, 2010 includes detailed proposed disclosures related to the changes in both your specific and general allowance for credit losses reserve methodologies.  We were unable to locate these proposed disclosures in your Form 10-Q for the period ended March 31, 2010.  However, we did note your disclosures here and on page 25 which state that you made changes to your methodology for the provision for credit losses during 2009.  Such changes included the enhancement of your impairment measurement process and historical loss/migration analysis, including a more defined loan pool analysis and detailed migration adjustment factors. Please address the following:

a.	Revise future interim and annual filings to include the proposed disclosures included in your response to prior comment 13.

b.
Tell us and revise future interim and annual filings to include a detailed discussion of the specific changes you made to your allowance for credit losses methodology, and how those changes impacted the timing and amount of your charge-offs and recording of the provision for credit losses.

c.
Further, we note from your response that the revisions for your allowance for credit losses methodology were expected to be finalized and approved by the Board of Directors by March 31, 2010.  Please tell us if there were additional revisions made to your policy not discussed in your prior response. If so, please revise future interim and annual filings to discuss these additional changes.

d.
We note from your response that the impact from the enhancement of the impairment process was $0 as there were “no changes in the methodology for this component of the provision for credit losses,” but that there was a “variance” of approximately $150,000 associated with the “historical/migration analysis using the revised factors.” Thus it would appear that the $150,000 variance was due to your change in methodology. Please tell us and revise future filings to disclose the dollar impact to your financial statements of your change in methodology for all periods presented as required by ASC Topic 250-10-50.

Management’s Response:

a.           The Company provided detailed disclosures regarding the changes in both the specific and general Allowance for Loan and Lease Losses (ALLL) methodologies in the December 31, 2009 Form 10-K filing.  These details will be included in all future filings.

b.           The provision for credit losses is analyzed in accordance with GAAP and varies from period to period based on management's evaluation of the adequacy of the allowance for credit losses in relation to the risks inherent in the loan portfolio.  During 2009, the Allowance for Loan and Lease Losses (ALLL) methodology was revised to include an enhanced impairment measurement process.  Enhancements were also made to the historical loss / migration analysis, including a more defined loan pool analysis and detailed migration adjustment factors.  By implementing these enhancements, the Company greatly improved its ALLL analysis.

All doubtful and substandard, non-accrual loans are considered to be impaired and are analyzed individually to determine the amount of impairment.  Situations such as construction delays, declining real estate values, and the inability of the borrowers to make scheduled payments have resulted in these loan relationships being classified as impaired.  The fair value of collateral method is generally used for to perform this measurement.  Appraisals are received annually, or more often if deemed necessary, to ensure adequate impairment measurements reflecting current market conditions.  Should a current appraisal not be available at the time of impairment analysis, current Letters of Intent, Broker Price Options, or executed agreements of sale would be used if such an item would exist.  Only downward adjustments are made based on these supporting values.  Included in all impairment calculations is a cost to sell adjustment of 10%, which is comprised of typical cost factors, including a 6% broker commission, 2% transfer taxes, and various other miscellaneous costs associated with the sales process.  ALLL analyses are adjusted in concurrence with events that may arise subsequent to the end of a quarter, but before financial information is filed.

In its evaluation, management considers various migration adjustment factors including changes in lending policies and procedures, changes in concentrations of credit, changes in the nature and volume of the portfolio, changes in the volume and severity of delinquencies, classified and non accrual loans, changes in competition and legal and regulatory environments, management capabilities, current local and national economic trends, peer group information, changes in loan review methodology and Board of Directors oversight, as well as various other factors. Consideration is also given to examinations performed by regulatory authorities and the Company’s independent accountants.

c.           The Company received a draft Matters Requiring Attention (“MRA”) from the Office of the Comptroller of the Currency requiring that all loan policies should be reviewed and revised to ensure that they contain adequate guidance to control all lending activities and credit risk.  Policy revisions were completed and approved as submitted by the Board of Directors on 3/31/10.  No additional changes were made since our prior response.

d.           Upon receiving direction from outside consultants, revisions to the Allowance for Loan and Lease Losses (ALLL) methodologies were complete and in effect for the December 31, 2009 calculations.  At March 31, 2010, an allocation of $13.1 million was determined for impaired loans under SFAS 114, which accounted for 56.3% of the total allocation of $23.3 million.  An allocation of $10.1 million was calculated for loans analyzed under SFAS 5, which accounted for 43.7% of the total allocation of $23.3 million at March 31, 2010.

At December 31, 2009, an allocation of $12.4 million was determined for impaired loans under SFAS 114, which accounted for 55.2% of the total allocation of $22.5 million.  An allocation of $10 million was calculated for loans analyzed under SFAS 5, which accounted for 44.8% of the total allocation of $22.5 million at December 31, 2009.

The ratio of the loan loss reserve to total loans at March 31, 2010 and December 31, 2009 was 2.47% and 2.37%, respectively.

8.
We note your response and revised disclosures in your Form 10-K for the year ended December 31, 2009 related to prior comment 14 of our letter dated January 8, 2010.  However, we were unable to locate these disclosures in your Form 10-Q for the period ended March 31, 2010.  Given the continued deterioration in your loan portfolio and the significance of your impaired loans balance, and in order to promote greater transparency to readers, please revise all future interim and annual filings include these disclosures.

Management’s Response:

The Company provided detailed disclosures regarding the changes in both the specific and general Allowance for Loan and Lease Losses (ALLL) methodologies in the December 31, 2009 Form 10-K filing.  These details will be included in all future filings.

Disclosures about Fair Value of Financial Instruments, page 28

9.
We note your response to prior comment 16 of our letter dated January 8, 2010, as well as your disclosure included on page 28 as required by ASC 825-10-50 (FSP SFAS 107- l/APB 28-1).  As previously requested please provide the fair value disclosures as required by ASC 820-10-50 (FSP SFAS 157-4 and SFAS 157) in all future interim and annual filings.

Management’s Response:

Fair value disclosures as required by ASC 820-10-50 will be included in all future interim and annual filings as follows:

FASB ASC 820 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements.

ASC 820 established a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).  The three levels of the fair value hierarchy under SFAS No. 157 are described below:

Basis of Fair Value Measurement

Level 1                      Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2                      Quoted prices in markets that are not active, or inputs that are observable either directly or indirectly, for substantially the full term of the asset or liability;

Level 3                      Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

Fair values of assets and liabilities measured on a recurring basis at March 31, 2010 and December 31, 2009 are as follows (dollars in thousands):

		Fair Value Measurements at Reporting Date Using
	Fair Value	Quoted Prices In Active Markets for Identical Assets/ Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
March 31, 2010
Available-for-sale securities	$246,949	$236,304	$0	$10,645

December 31, 2009
Available-for-sale securities	$259,955	$249,136	$0	$10,819

Available-for-sale securities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) (dollars in thousands):

January 1, 2009	$17,652
Total gains or losses (realized/unrealized)
Included in earnings	(4,724)
Included in other comprehensive income	(2,109)
Purchases, issuance, and settlements	0
Transfers in and/or out of Level 3	0
December 31, 2009	10,819
Total gains or losses (realized/unrealized)
Included in earnings	(584)
Included in other comprehensive income	410
Purchases, issuance, and settlements	0
Transfers in and/or out of Level 3	0
March 31, 2010	$10,645

The amount of total gains or losses for the year ended December 31, 2009 included in earnings attributable to the change in unrealized gains or losses relating to assets still held at the reporting date	$4,724

The amount of total gains or losses for the period ended March 31, 2010 included in earnings attributable to the change in unrealized gains or losses relating to assets still held at the reporting date	$584

Gains and losses (realized and unrealized) included in earnings for the period are reported in other income as follows (dollars in thousands):

March 31, 2010
Total gains or losses included in earnings for the year	$584

Change in unrealized gains or losses relating to assets still held at year end	$0

December 31, 2009
Total gains or losses included in earnings for the year	$4,724

Change in unrealized gains or losses relating to assets still held at year end	$0

As of March 31, 2010, the Company owned $29,675,000 collateralized debt obligation securities that are backed by trust preferred securities issued by banks, thrifts, and insurance companies (TRUP CDOs).  The market for these securities at March 31, 2010 is not active and markets for similar securities are also not active.  The inactivity was evidenced first by a significant widening of the bid-ask spread in the brokered markets in which TRUP CDOs trade and then by a significant decrease in the volume of trades relative to historical levels.  The new issue market is also inactive as no new TRUP CDOs have been issued since 2007.  There are currently very few market participants who are willing and or able to transact for these securities.

The market values for these securities (and any securities other than those issued or guaranteed by the US Treasury) are very depressed relative to historical levels.  For example, the yield spreads for the broad market of investment grade and high yield corporate bonds reached all time wide levels versus Treasuries at the end of November 2008 and remain near those levels today.  Thus in today's market, a low market price for a particular bond may only provide evidence of stress in the credit markets in general versus being an indicator of credit problems with a particular issuer.

Given conditions in the debt markets today and the absence of observable transactions in the secondary and new issue markets, we determined:

•	The few observable transactions and market quotations that are available are not reliable for purposes of determining fair value at March 31, 2010;
•
An income valuation approach technique (present value technique) that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs will be equally or more representative of fair value than the market approach valuation technique used at prior measurement dates; and

•	Our TRUP CDOs are classified within Level 3 of the fair value hierarchy because we determined that significant adjustments are required to determine fair value at the measurement date.

The Company’s TRUP CDO valuations were prepared by Moody's Analytics, an independent third party.  Their approach to determining fair value involved these steps:

1.	The credit quality of the collateral is estimated using average probability of default values for each issuer (adjusted for rating levels);
2.	The default probabilities also considered the potential for correlation among issuers within the same industry (e.g. banks with other banks);
3.	The loss given default was assumed to be 95% (i.e. a 5% recovery);
4.	The cash flows were forecast for the underlying collateral and applied to each CDO tranche to determine the resulting distribution among the securities;
5.	The expected cash flows were discounted to calculate the present value of the security;
6.	The calculations were modeled in several thousand scenarios using a Monte Carlo engine and the average price was used for valuation purposes; and
7.
Moody's Analytics used 3-month LIBOR (USD) plus 300 basis points as a discount rate for this analysis.  The discount rate used is highly dependent upon the credit quality of the collateral, the relative position of the tranche in the capital structure of the CDO and the prepayment assumptions.

As of March 31, 2010, an unrealized loss of $19,029,000 was recognized in accordance with FASB ASC 320 on TRUP CDOs utilizing the above mentioned methodology.

Item 4 Controls and Procedures, page 29

10.
We note your response to prior comment 5 of our letter dated January 8, 2010, as well as the fact that you again concluded disclosure controls and procedures were effective as of March 31, 2010.  However, in addition to the specific disclosures we were unable to locate in your prior quarterly filings as identified in our prior comment, we also note that you continue to omit certain fair value disclosures required by ASC 820-10-50 in your current Form 10-Q.  As such, please revise to disclose that disclosure controls and procedures are not effective as of the period end.

Management’s Response:

In the 10-Q for June 30, 2010, the Company will make the following statements under Part I, Item 4. regarding disclosure controls and procedures:

Subsequent to filing our Form 10-Q for the quarter ended March 31, 2010, the company determined that disclosure controls and procedures were not effective as of March 31, 2010 due to missing disclosures regarding the enhancement of our impairment measurement process and historical loss/migration analysis, including a more defined loan pool analysis and detailed migration adjustment factors, as well as the fair value disclosures required by ASC 820-10-50.  The company has since carried out remediation efforts to ensure these required disclosures are included in all future filings.

The company carried out an evaluation, under the supervision and with the participation of the company’s management, including the company’s Principal Executive Officer along with the company’s Principal Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures, as such term is defined under Rule 13a – 15(e) promulgated under the Securities Exchange Act of 1934, as amended (the Exchange Act).  Based upon that evaluation, the company’s Principal Executive Officer along with the company’s Principal Financial Officer concluded that the company’s disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that the company files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

There were no changes in our internal control over financial reporting that occurred during the period covered by this quarterly report that have materially affected, or are, reasonably likely to materially affect, the company’s internal control over financial reporting.

Brittany Ebbertt
Page
June 29, 2010

In connection with responding to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact either Erik Gerhard at (717) 731-1700 or the undersigned at (570) 348-6446.

Sincerely,

/s/ Linda A. D’Amario

Linda A. D’Amario
Interim Principal Financial Officer